UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

October 20, 2023

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In the Matter of

Friendable, Inc.	**ORDER DECLARING OFFERING**
1821 S Bascom Ave	**STATEMENT ABANDONED UNDER THE**
Suite 353	**SECURITIES ACT OF 1933, AS AMENDED**
Campbell, CA 95008	

File No: 024-11427

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       Friendable, Inc. filed with the Commission an offering statement to qualify an offering of securities under Section 3(b) of the Securities Act of 1933. The offering statement has been on file for more than nine months and has not yet been qualified.

       In view of the foregoing, it is ORDERED that the offering statement be declared abandoned on October 20, 2023.

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Larry Spirgel
Office Chief